FIDELITY (LOGO) INVESTMENTS(registered trademark)   FMR Corp.
                                                    82 Devonshire Street
                                                    Boston MA  02109-3614
                                                    617 563 7000

     November 12, 1996
Securities and Exchange Commission
Judiciary Plaza, Room 5159
450 Fifth Street, N.W.
Washington, D.C.  20549

Attn: Mr. Michael J. Shaffer

Re: The North Carolina Capital Management Trust (the Trust):
 Term Portfolio (the fund)
 File No. 2-77169
 Request for Withdrawl of Post-Effective Amendment No. 34
Dear Mr. Shaffer:
As Secretary and Agent for Service of the above Trust, the undersigned hereby requests consent, pursuant to Rule 477 under the Securities Act of 1933, to withdraw Post-Effective Amendement No. 34 to the Trust's current effective registration statement. The purpose of Post-Effective Amendment No. 34 was to register a definite number of shares of the fund pursuant to Rule 24e-2 of the Investment Company Act of 1940.
The referenced Post-Effective Amendment was filed with an inaccurate signature page. We are therefore withdrawing the Post-Effective Amendment to the Trust's current effective registration statement. On or about December 5, 1996 a currect and complete Post-Effective Amendment will be filed to register a definite number of shares of the fund pursuant to Rule 24e-2.
    Very truly yours,



    /s/Arthur S. Loring
    Arthur S. Loring
    Secretary and Agent for Service